

Mail Stop 3233

September 28, 2017

Via E-mail
Mr. Ilias Konstantopoulos
Chief Financial Officer
Granite Real Estate Investment Trust
77 King Street West, Suite 4010
P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario M5K1H1

> **Re:** **Granite Real Estate Investment Trust**
> **Granite REIT Inc.**
> **Form 40-F**
> **Response Dated September 25, 2017**
> **File Nos. 001-35771 and 001-35772**

Dear Konstantopoulos:

We have reviewed your September 25, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2017 letter.

Form 40-F

Exhibit 2

Notes to Combined Financial Statements

3. Investment Properties, page 60

1.   We note your response to prior comment three. We also note from your disclosure on page 9 of your Annual Information Form dated as of March 1, 2017 that special purpose

attributes of your special purpose properties cause them to have a higher risk profile. Please expand your response to specifically address how you considered the higher risk profile of your special purpose properties in your determination that the nature, characteristics and related risks of your properties are substantially consistent. Additionally, please address how you assessed the nature, characteristics and related risks that result from owning properties in different countries or regions.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities